UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _____)*

VESTIN REALTY MORTGAGE I, INC.
(Name of Issuer)

COMMON STOCK, $0.0001 PER SHARE PAR VALUE
(Title of Class of Securities)

925490 10 4
(CUSIP Number)

Vestin Reality Mortgage II, Inc.
Attn. John Alderfer
8379 WEST SUNSET ROAD
LAS VEGAS, NEVADA 89113
(702) 227-0965
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 925490 10 4

1	NAMES OF REPORTING PERSONS:
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Vestin Realty Mortgage II, Inc.
61-1502451
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ X ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Maryland, USA
7	SOLE VOTING POWER:

NUMBER OF	354,485
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	0
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON	354,485
WITH	10	SHARED DISPOSITIVE POWER:

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

354,485
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the "Shares"), of Vestin Realty Mortgage I, Inc., a Maryland Corporation (the "Issuer"), and is being filed by Vestin Realty Mortgage II, Inc. (the "Reporting Person"). The Issuer's current principal executive offices are located at 8379 West Sunset Rd., Las Vegas, Nevada 89113.

ITEM 2. IDENTITY AND BACKGROUND

Reporting Person.

(a)	Vestin Realty Mortgage II, Inc. a Maryland Corporation.

(b)	8379 West Sunset Rd., Las Vegas, Nevada 89113.

(c)
Vestin Realty Mortgage II, Inc. operates as a real estate investment trust (“REIT”) at 8379 West Sunset Rd., Las Vegas, Nevada 89113 and it’s principal business is to invest in loans secured by real estate through deeds of trust or mortgages.

(d)
During the last five years, neither Vestin Realty Mortgage II, Inc., nor any person named on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years Vestin Realty Mortgage II, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

(f)	Citizenship N/A.

The Manager of the Reporting Person

(a)	Vestin Mortgage, Inc. a Nevada Corporation.

(b)	8379 West Sunset Rd., Las Vegas, Nevada 89113.

(c)	Vestin Mortgage, Inc. operates at 8379 West Sunset Rd., Las Vegas, Nevada 89113 and is engaged in the management of REITs and other investments in real estate mortgages.

(d)	During the last five years Vestin Mortgage, Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
On September 27, 2006, the Securities and Exchange Commission entered an Administrative Order (the “Order”) naming Vestin Mortgage, Inc. and its Chief Executive Officer, Michael Shustek, as well as Vestin Capital as respondents (collectively, the “Respondents”.) The Respondents consented to the entry of the Order without admitting or denying the findings therein. In the Order, the Commission finds that the Respondents violated Sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933 through the use of certain slide presentations in connection with the sale of units in Vestin Fund III, LLC and in the Reporting Persons’ predecessor, Vestin Fund II, LLC. The Respondents consented to the entry of a cease and desist order, the payment by Mr. Shustek of a fine of $100,000 and Mr. Shustek’s suspension from association with any broker or dealer for a period of six months. In addition, the Respondents agreed to implement certain undertakings with respect to future sales of securities.

(f)	Citizenship N/A.

Parent of the Manager of the Reporting Person

(a)	Vestin Group, Inc. a Nevada Corporation.

(b)	8379 West Sunset Rd., Las Vegas, Delaware 89113.

(c)	Vestin Group, Inc. operates at 8379 West Sunset Rd., Las Vegas, Nevada 89113 and is primarily engaged in the commercial mortgage brokerage business through its subsidiaries.

(d)	During the last five years Vestin Group, Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years Vestin Group, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

(f)	Citizenship N/A.

President, CEO and Director

(a)	Michael V. Shustek.

(b)	8379 West Sunset Rd., Las Vegas, Nevada 89113.

(c)	Mr. Shustek is the President, CEO, Director and whole owner of Vestin Group, Inc. and President, CEO and a Director of the Reporting Person and Issuer.

(d)	During the last five years Mr. Shustek has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
On September 27, 2006, the Securities and Exchange Commission entered an Administrative Order (the “Order”) naming Vestin Mortgage, Inc. and its Chief Executive Officer, Michael Shustek, as well as Vestin Capital as respondents (collectively, the “Respondents”.) The Respondents consented to the entry of the Order without admitting or denying the findings therein. In the Order, the Commission finds that the Respondents violated Sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933 through the use of certain slide presentations in connection with the sale of units in Vestin Fund III, LLC and in the Reporting Persons’ predecessor, Vestin Fund II, LLC. The Respondents consented to the entry of a cease and desist order, the payment by Mr. Shustek of a fine of $100,000 and Mr. Shustek’s suspension from association with any broker or dealer for a period of six months. In addition, the Respondents agreed to implement certain undertakings with respect to future sales of securities.

(f)	Citizenship USA.

CFO and Director

(a)	John W. Alderfer.

(b)	8379 West Sunset Rd., Las Vegas, Nevada 89113.

(c)	Mr. Alderfer is a Director and CFO of and Vestin Group, Inc., the Reporting Person and Issuer.

(d)	During the last five years Mr. Alderfer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.;

(e)
During the last five years Mr. Alderfer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

(f)	Citizenship USA.

Director

(a)	Robert J. Aalberts.

(b)	311 Vallarte Drive, Henderson, Nevada 89014.

(c)
Mr. Aalberts is a professor in the Collage of Business at the University of Nevada Las Vegas located at 4505 Maryland Pkwy, Las Vegas, Nevada 89154 and is a Director and member of the Audit Committee of the Reporting Person and Issuer.

(d)	During the last five years Mr. Aalberts has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years Mr. Aalberts has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

(f)	Citizenship USA.

Director

(a)	Fredrick J. Zaffarese Leavitt.

(b)	1215 Bunker Hollow Ct., Henderson, Nevada 89002.

(c)	Mr. Zaffarese is an accountant for the United States Department of the Interior and a Director and member of the Audit Committee of the Reporting Person and Issuer.

(d)	During the last five years Mr. Zaffarese has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years Mr. Zaffarese has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

(f)	Citizenship USA.

Director

(g)	Roland M. Sansone.

(h)	2310 E. Sunset Road #8015, Las Vegas, Nevada 89119.

(i)	Mr. Sansone is the President of Sansone Development, Inc., which is a real estate development company and is a Director and member of the Audit Committee of the Reporting Person and Issuer.

(j)	During the last five years Mr. Sansone has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(k)
During the last five years Mr. Sansone has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

(l)	Citizenship USA.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source of funds used for the purchase of Vestin Realty Mortgage I, Inc. common stock, as described in Item 4 below was the working capital of Vestin Realty Mortgage II, Inc. The aggregate amount of funds used by Vestin Realty Mortgage II, Inc. to purchase shares of Vestin Realty Mortgage I, Inc. Common Stock was $2,379,543.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person purchased the Issuer’s shares for investment purposes based on the belief that the shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions and other opportunities available to the Reporting Person, the Reporting Person may from time to time and at any time, acquire additional shares in the open market or otherwise and the Reporting Person reserves the right to dispose of all or any of its shares in the open market or otherwise at such times as the Reporting Person may deem advisable.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)—(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)
Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of 358,485 shares of Common Stock of the Issuer, representing approximately 5.2% of the Issuer's common stock (based upon 6,869,115 shares of common stock outstanding at October 25, 2006). Michael V. Shustek, President, CEO and a Director of the Reporting Person and Issuer, directly owns 1,041 shares of the Issuer’s common stock and indirectly own 100,000 of the Issuer’s common stock (totaling 1.5%) through his relationship with Vestin Mortgage as stated in Item 6 below. Robert J. Aalberts, a Director of the Reporting Person and Issuer, owns 440 shares (0.01%) of the Issuer’s common stock. Mr. Shustek, Mr. Aalberts and Vestin Mortgage disclaim being part of a group with the Reporting Person.

(b)	Power to Vote and Dispose. The Reporting Person, Michael Shustek and Robert Aalberts have sole voting and dispositive power over their shares identified in response to Item 5(a) above.

(c)
Transactions within the Past 60 Days. The Reporting Person has effected the following transactions in the Issuer's securities, including shares of the Issuer's common stock, within sixty (60) days preceding the date hereof.

Date	Total Purchase Price Including Commissions and Fees	# of Shares	Price Per Share Including Commissions and Fees	Nature of Transaction
November 7, 2006	$12,079.75	2,000	$6.04	Open Market Purchase
November 9, 2006	$4,398.75	700	$6.28	Open Market Purchase
November 15, 2006	$11,929.00	1,900	$6.28	Open Market Purchase

Neither the executive officers, Directors nor the Manager has effected any transactions within the last 60 with the Issuer’s securities.

(d)	Certain Rights of Other Persons. Not applicable.

(e)	Date Ceased to be a 5% Owner. Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person and Issuer are managed by Vestin Mortgage, Inc. (the “Manager” or “Vestin Mortgage”), a Nevada corporation, which is a wholly owned subsidiary of Vestin Group, Inc. (“Vestin Group”), a Delaware corporation. Michael Shustek, the CEO and Director of the Manager and CEO, President and a Director of the Reporting Person and Issuer, wholly owns Vestin Group, Inc., which is engaged in asset management, real estate lending and other financial services though its subsidiaries. Pursuant to the Reporting Person and Issuer’s management agreements, the Manager controls the daily operating activities of the Reporting Person and Issuer, including the power to assign duties, to determine how to invest assets, to sign bills of sale, title documents, leases, notes, security agreements, real estate loan investments and contracts, and to direct their business operations. The Board of Directors for the Issuer are comprised of the same individuals as stated in Schedule A for the Reporting Person.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 29, 2006

VESTIN REALTY MORTGAGE II, INC.

By:	Vestin Mortgage, Inc., its sole manager

By:	/s/ Michael V. Shustek
Michael V. Shustek
President, Chief Executive Officer and Director

Schedule A

Vestin Realty Mortgage II, Inc.
Board of Directors and Executive Officers

Name	Present Principal Occupation

Michael V. Shustek	President and Chief Executive Officer and Director

John W. Alderfer	Chief Financial Officer and Director

Robert J. Aalberts	Director

Fredrick J. Zaffarese Leavitt	Director

Roland M. Sansone	Director